July 14, 2005

Ms. Nili Shah

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

via fax (202) 772-9368

Re:          The Coca-Cola Company

Form 10-K for the fiscal year ended December 31, 2004

Dear Ms. Shah:

Thank you for your phone call on Wednesday, July 6, 2005, regarding our response to the staff’s comment letter dated April 27, 2005.  As a follow up to our discussion, you requested certain additional information with regard to our response to the staff’s Comment #4, relating to the consideration of Coca-Cola FEMSA (“KOF”) in the context of FIN 46R.  The appendix to this letter contains the Company’s responses to the staff.

If you have any further questions, please do not hesitate to contact me.

Regards,
/s/ Mark Randazza
Director of Accounting Research

1) Subordinated Financial Support

You requested the supporting calculation for the KO portion of KOF’s total subordinated financial support.

The following table sets forth how the Company calculated the amount of subordinated financial support provided by KO as a percentage of KOF’s total equity, long-term debt and other forms of subordinated financial support as of March 31, 2004 (the date of our assessment for FIN 46R purposes).

	KO Portion		$ in Millions Total KOF
Equity	1,568	(1)	3,951	(3)
Line of Credit	250	(2)	250	(2)
Long-term Debt			2,426	(4)
Total	1,818		6,627
	27.4%		100%

(1)          Amount represents the fair value of KO’s equity investment in KOF as of December 31, 2003 (total fair value of KOF’s outstanding equity multiplied by KO’s ownership percentage of 39.6%).

(2)          Represents amount committed under the standby line of credit between KO and KOF.  If the fair value of the net assets of KOF declines significantly, the drawings under the line of credit may absorb some of the losses (in the form of non-repayment).  Therefore, this item is considered to be subordinated financial support.   As noted in our previous response dated June 10, 2005, the total amount committed under the line of credit has been included in this calculation instead of the fair value of the line of credit resulting in a conservative calculation of KO’s portion of KOF’s total subordinated financial support.

(3)          Amount represents the fair value of KOF’s outstanding equity as of December 31, 2003.  The balance as of December 31, 2003 was used as this was the most accurate information that the Company had available to perform the assessment for FIN 46R purposes on March 31, 2004, and additional information regarding the number of outstanding shares was not available to perform a fair value calculation.

(4)          Amount represents the book value of KOF’s long-term debt.  KOF’s long-term debt ranks on par with all amounts, if any, outstanding under the KO line of credit.  Therefore, KOF’s long-term debt constitutes subordinated financial support for FIN 46R purposes. The total amount of long-term debt shown is equal to ‘Current maturities of long-term debt’ and ‘Long-term debt’ obtained from KOF’s 2003 Form 20-F.  According to KOF’s 20-F, the book value of the debt was approximately equal to the fair value of KOF’s debt and any differences between book value and fair value would not have a meaningful impact on the calculation in the table above.  Additionally, notes payable and other current bank debt was not considered significant to the calculation.

2)  Infrastructure Program with KOF

You requested additional details surrounding the infrastructure program that the Company has with KOF.  You also asked us to specifically address whether the refund element of the program is subordinated financial support.

KO participated in a refrigeration investment program with KOF whereby KO contractually agreed to contribute a fixed amount of upfront funding to KOF towards the purchase of refrigeration units.  This funding was to be earned by KOF based upon the achievement of an established annual per case throughput over a specified future time period.  A minimum annual per case volume target for each unit was established within the contract, and in the event that such annual volume commitment was not reached, KOF was obligated to refund the unearned portion of the upfront funding to KO.  The Company considered the following facts in concluding that it did not expect to absorb any significant losses as a result of this program: a) the total amount of the upfront funding under the program is not significant, b) KOF is a financially stable entity, c) KOF had a history of earning the funds provided under this program, and d) KOF has never needed to repay any funds related to this program in the past due to the achievement of the volume targets.

The amount of the original upfront funding for the refrigeration investment program between KO and KOF was $40.1 million and was advanced to KOF over the five year period from 1995 to 2000.  Since the inception of this program, KOF has never failed to meet the established annual minimum volume throughput targets, and thus has never triggered a refund of any upfront funding.  Additionally, as of March 31, 2004, the date of assessment for FIN 46R purposes, the unearned amount of upfront funding provided to KOF with respect to this program was approximately $4.6 million.  This amount was not considered significant for purposes of our FIN 46R assessment and would have no meaningful impact on the calculation included in the table in question 1 above.  All unearned amounts under the program are expected to be fully amortized by the end of 2005.

Unearned amounts, if any, that may have to be repaid to KO under this program would be considered normal, ordinary course of business accounts payable of KOF.  KO does not hold any security interest in the infrastructure items purchased under the program.

Even at the time the Company provided the greatest amount of upfront funding, the total amount of this program would not have changed our conclusion with respect to the consideration of KOF as reflected in the total subordinated financial support calculation above.

3.  Accounts Payable Generated from Concentrate Sales

You requested that we explain whether the accounts payable generated from concentrate sales are considered normal or subordinated accounts payable in the context of KOF.

The bottling agreements between KO and KOF govern the relationship between the parties.  These contracts do not contain any provisions which would allow KOF to place accounts payable related to concentrate purchases in any lower priority than other accounts payable incurred through normal, ordinary course of business activities.  Therefore, KO’s rights would be the same as any of KOF’s other trade creditors with respect to the satisfaction of the accounts payable, in the event of liquidation of KOF.  The payment terms of these accounts payable are 30 days for concentrate purchases made locally, and 80 days for concentrate purchases sourced from a foreign country.  The longer credit terms for concentrate sourced from foreign countries are to allow for adequate shipping time. Additionally, the amount of outstanding payable from KOF to KO was approximately $29 million as of March 31, 2004, the date of assessment for FIN 46R purposes.